

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 14, 2010

Mr. Michael S. Dunlap
Chairman and Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 210
Lincoln, Nebraska 68508

Re: Nelnet, Inc.
Form 10-K for the year ended December 31, 2009, filed March 3, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10,
2010
Schedule 14A, filed April 15, 2010
Amendment to Schedule 14A, filed April 15, 2010
File No. 001-31924

Dear Mr. Dunlap:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Operating Results-Revenue Diversification, page 4

1. Please provide to us and undertake to include in your future filings, consistent with Item 101(b) of Regulation S-K, discussion of the amount of profit or loss and total

assets for each of your segments for each of your last three fiscal years. In addition, please reconcile the disclosure in the pie chart relating to 2009 with the table disclosing percent of revenues as reported by segment.

Risk Factors, page 14

2. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following requirements:

- Item 503(c) of Regulation S-K which requires you to "[e]xplain how the risk affects the issuer;"
- Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
- sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
- sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

Many of your risk factors merely state you "may be" or "could be" adversely affected without explaining why or how you may be affected and without differentiating the magnitude of one risk from another. Please identify the specific impact and quantify each risk to the extent possible. For instance, your first risk factor merely states you are "exposed to interest rate risk" without addressing specific current market conditions that heighten the risk and without attempting to assess the potential magnitude of the risk. For instance, your third risk factor relating to auction rate securities does not quantify the potential losses from your inability to sell these securities.

3. We note that you list thirty one risk factors. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs "Do not present risks that could apply to any issuer or any offering." Please review all forty one of your risk factors, delete those that do not comply with this directive or revise to explain how these risks apply to you including, but not limited to, the following:

- the costs and effects of litigation (page 17);
- changes in accounting policies (page 18);
- security and privacy breaches (page 19);
- federal and state regulations (page 20);

- manage operations and growth (page 21);
- information technology systems and infrastructure (page 21);
- ratings of the Company (page 23);
- retain necessary technical personnel, skilled management and qualified subcontractors (page 26);
- reliance on vendors (page 26); and
- markets highly competitive (page 27).

4. Please provide to us and undertake to include in your future filings, revision of the caption and text of the twenty seventh risk factor (which is on page 27) relating to transactions with related parties to provide more detail including, but not limited to, the following:

- revise the second sentence to quantify in the aggregate the "significant portion of the company's business" which you conduct with related parties;
- revise the third sentence and the caption to replace your description that circumstances "may present potential" conflicts of interest with dislcousre to reflect the fact that there are actual conflicts of interest since you conduct business with other companies that your Chairman and CEO and his sister Ms. Muhleisen beneficially own a substantial percentage of the outstanding stock and serve on the boards and in management;
- revise the fourth sentence to replace your reference to Mr. Dunlap having "an indirect interest" in Union Bank and Trust Company to quantify his beneficial ownership in Union Bank and Trust Company and that of his sister and to disclose the position that he and his sister hold on the board and management of Farmers and Merchants and Union Bank and Trust Company;
- briefly explain the "substantial benefits" of your business with Union Bank and Trust Company and other related parties and explain whether these benefits could be obtained from unrelated third parties;
- disclose whether or not these contracts with related parties were offered to unrelated parties and/or subject to competitive bids; and
- clarify in the last sentence that the risk is that you have and/or will enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister and other related parties and that do not benefit the company and/or minority shareholders.

5. Please provide to us and undertake to include in your future filings, revision of the caption and text of the twenty eighth risk factor (which is on page 27) relating to Mr. Dunlap's control over your company to provide more detail including, but not limited to, the following:

- revise the first sentence and the caption to replace your references to your Chairman and CEO owing "a substantial percentage" of your stock to disclose that he beneficially owns stock that has over sixty seven percent of the voting rights of your shareholders;

- revise the third sentence to replace your references to Mr. Dunlap controlling "matters subject to a shareholder vote" with disclosure that Mr. Dunlap as Chairman, CEO and controlling stockholder has day to day control over all matters at your company;
- disclose that each member of the Board and each member of management have been appointed by Mr. Dunlap and can be removed by Mr. Dunlap because he beneficially owns stock that has over sixty seven percent of the voting rights of your shareholders and he is the Chief Executive Officer;
- revise the last sentence to disclose that your Mr. Dunlap, his sister (Ms. Muhleisen) and your Vice Chairman (Mr. Butterfield) beneficially own stock that in the aggregate has over eighty one percent of the voting rights of your shareholders; and
- clarify that the risk is that Mr. Dunlap has the ability to take actions that benefit him and his sister but do not benefit other shareholders who hold only nineteen percent of the voting rights.

Form 10-Q for the Quarterly Period ended March 31, 2010

Recent Developments, page 26

6. Please provide to us and undertake to include in your future filings, more detail regarding the impact of the Reconciliation Act of 2010 on your revenues and net income including but not limited to the following:
    - provide more detail regarding the amount of the loss in net interest income and fee-based revenue from the termination of the Federal Family Education Loan Program briefly discussed in the last sentence of the second paragraph;
    - disclose, when known, the amount of loans that the Department of Education has allocated to you to service;
    - provide the basis for your claim, in the last sentence of the third paragraph, that revenue from servicing loans and from fee based services "will partially offset" the losses in revenues from the termination of the program.
    In addition, please file as an exhibit your student loan servicing contract with the U.S. Department of Education. Please revise your disclosure including your risk factors to reflect the fact that you will cease to originate these loans.

Schedule 14A and Amendment to Schedule 14A

Board Composition and Independence, page 8

7. Please provide to us and undertake to include in your future filings, a revised first paragraph to disclose that each member of the Board has been elected by Mr. Dunlap and can be defeated by Mr. Dunlap because he beneficially owns stock that has over sixty seven percent of the voting rights.

Risk Management, page 16

8. Please provide to us and undertake to include in your future filings, revised disclosure that complies with the requirements of Item 402(s).

Industry Comparison of Compensation, page 16

9. Please provide to us and undertake to include in your future filings, revised disclosure that complies with the requirements of Item 407(e)(3)(iii) regarding the role of compensation consultants.

Certain Relationships and Related Transactions, page 28

10. Please provide to us and undertake to include in your future filings, revised disclosure consistent with Item 404 (including Item 404(a)(6)) to provide more detail including, but not limited to, the following:

- revise the first paragraph to describe the standards to be applied by the Board and revise the second paragraph to describe the standards to be applied by management in reviewing transactions between you and related persons, such as Mr. Dunlap and his sister, as required by Item 404(b)(1)(ii) and to disclose that each member of the Board has been elected by Mr. Dunlap and can be removed or defeated by Mr. Dunlap because he beneficially owns stock that has over sixty seven percent of the voting rights;
- revise the second paragraph to describe the standards to be applied by executive management in reviewing transactions between you and related persons, such as Mr. Dunlap and his sister, as required by Item 404(b)(1)(ii) and to disclose that each member of the Company' executive management has been hired by and are supervised by Mr. Dunlap and can be fired by him or otherwise penalized by him because he is the Chief Executive Officer;

- revise the third paragraph to revise your disclosure of "some of the Company's directors and members of management" to disclose, as required by Item 404, the identities all related parties (including beneficial owners under Item 404(b)(i) and immediate family members pursuant to Item 404(b)(ii)) and to disclose all related parties rather than only two;
- revise your disclosure of each transaction to disclose the aggregate amount of profit or loss to you and to Union Bank and Trust Company and Union Financial Services of each transactions with Mr. Dunlap or another related person, as required by Item 404(a)(3); and
- revise your disclosure of each transaction (on pages 28-31) to disclose whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with person that do not have any relationship to you pursuant to Item 404(a)(6) and the approximate dollar value of each related persons interest in each transaction as required by Item 404(a)(4).

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael S. Dunlap
Nelnet, Inc.
June 14, 2010
Page 7

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney